UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 19 November 2008

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ✓                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-144978), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CAPITALIZATION AND INDEBTEDNESS

The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, as at September 30, 2008.

At September 30,
2008
£
(in millions)
Borrowings and Indebtedness
Short-term borrowings	5,783
Short-term derivative financial instruments *	90
Total short-term borrowings	5,873

Long-term borrowings	23,665
Long-term derivative financial instruments *	180
Total long-term borrowings	23,845

Total borrowings and indebtedness	29,718

Share Capital
Called up share capital (52,494,928,651 ordinary shares allotted, issued and fully paid)	4,152
Share premium account	43,005
Own shares held	(8,093)
Additional paid-in capital	100,145
Capital redemption reserve	10,102
Accumulated other recognized income and expense	10,407
Retained losses	(83,346)

Total equity and shareholders’ funds	76,372

Total Capitalization and Indebtedness	106,090

* Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	At September 30, 2008, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR101 billion and Vodafone Holdings SA Pty Limited of ZAR6.7 billion.

(2)	At September 30, 2008, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £547 million.

(3)

As at September 30, 2008, the Group had cash and cash equivalents of £1,134 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £869 million, giving total net borrowings and indebtedness of £27,715 million.

(4)	On October 23, 2008, Vodafone issued €10 million of 5.15% notes with a maturity of October 23, 2009.

(5)	On October 30, 2008, Vodafone issued €140 million of 5.035% notes with a maturity of October 30, 2009.

(6)	On November 6, 2008, Vodafone issued €10 million of 4.95% notes with a maturity of November 6, 2009.

(7)

On November 6, 2008, Vodafone announced it had agreed to acquire an additional 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom Group”) from Telkom SA Limited for a cash consideration of ZAR22.5 billion less the pro rata consolidated attributable net debt of Vodacom Group of approximately ZAR1.55 billion. The transaction will increase Vodafone’s shareholding in Vodacom Group from 50% to 65%. This transaction has not yet closed.

(8)	On November 17, 2008, Vodafone issued €6.5 million of 5.035% notes with a maturity of October 30, 2009.

(9)

The Group’s outstanding US and euro commercial paper, reported under short-term borrowings, in the above table, increased by US$315 million, €122 million and £48 million and decreased by JPY1 million between September 30, 2008 and November 14, 2008.

(10)

Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since September 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 19, 2008	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company Secretary